UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

April 1, 2024

Commission File Number 001-38965

INTERCORP FINANCIAL SERVICES INC.

(Registrant’s name)

Intercorp Financial Services Inc.

Torre Interbank, Av. Carlos Villarán 140

La Victoria

Lima 13, Peru

(51) (1) 615-9011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

April 1, 2024

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

Intercorp Financial Services Inc. (“IFS”) notifies you, as a Material Event, that in a virtual session held on April 1, 2024, IFS’ 2024 Annual Shareholders’ Meeting at first call approved the following:

1.
The 2023 Results Presentation.
2.
The Annual Report for the fiscal year 2023.
3.
The Audited Separate and Consolidated Financial Statements for the fiscal year 2023.
4.
To acknowledge the results of IFS’ participation in the S&P Global 2023 Corporate Sustainability Assessment (CSA) and the Company’s progress in matters of sustainability (ESG).
5.
The Net Profit Allocation and Dividend Distribution for the fiscal year 2023, as follows:

(i)
To distribute US$1.00 (One and 00/100 US Dollars) per share in circulation as dividend on the 2023 net profits. The total amount of dividends which will be distributed by IFS will be US$115,442,705.00 (One Hundred Fifteen Million Four Hundred Forty Two Thousand Seven Hundred Five and 00/100 US Dollars), equivalent to PEN S/427,368,893.91 (Four Hundred Twenty Seven Million Three Hundred Sixty Eight Thousand Eight Hundred Ninety Three and 91/100 Peruvian Soles) based on exchange rate of PEN 3.7020 per dollar.
(ii)
To set April 18, 2024 as Record Date, and April 29, 2024 as Payment Date.
(iii)
To allocate PEN S/645,359,194.93 (Six Hundred Forty Five Million Three Hundred Fifty Nine Thousand One Hundred Ninety Four and 93/100 Peruvian Soles) to IFS Retained Earnings account after the dividend distribution is made.

6.
IFS' 2024 Dividend Policy, which approves distribution to shareholders of a minimum of 20% (twenty percent) of the net profits of the company registered in said period, to be distributed in one or more opportunities; as long as the decision of the distribution of dividends does not affect the company’s and/or its subsidiaries’ compliance with legal and/or equity requirements, and economic and financial conditions allow it; being that the way, method and opportunity for dividends payment will be set forth in the corresponding distribution agreement.
7.
Approve that Juan Antonio Castro Molina, identified with DNI No. 09337988 and Jorge Antonio Calle Brush, identified with DNI No. 43593753, either of them, individually and with their sole signature, on behalf of IFS, may execute any public or private document, minutes or public deeds, of a clarifying, modifying, corrective or supplementary nature, that may be necessary to register the resolutions adopted in the meeting before the Public Registries both in Panama and Peru.

The aforementioned resolutions will be effective as of today.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Juan Antonio Castro

General Counsel

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCORP FINANCIAL SERVICES INC.

Date: April 1, 2024	By:	/s/ Juan Antonio Castro Molina
	Name:	Juan Antonio Castro Molina
	Title:	General Counsel